Exhibit 14.4

RILEY EXPLORATION PERMIAN, INC.
POLICY PROHIBITING INSIDER TRADING
AND UNAUTHORIZED DISCLOSURE
OF INFORMATION TO OTHERS

Adopted as of February 26, 2021

In this policy, the “Company” refers to Riley Exploration Permian, Inc. and the “Company Group” refers to, collectively, the Company and its subsidiaries and affiliates.

After you have read this policy, please sign the Certification that is attached to this policy and return it to the Compliance Officer at the address indicated on the Certification.

Introduction

Federal and state securities laws generally prohibit any person who is aware of material nonpublic information about a company from trading in securities of that company. These laws also prohibit such person from disclosing material nonpublic information to other persons who may trade on the basis of that information.

The board of directors of the Company has adopted this policy to promote compliance with these laws and to protect you and the Company from the serious liabilities and penalties that can result from violations of these laws.

It is your responsibility to comply with the securities laws and this policy. If you have questions about this policy, please contact the Compliance Officer. Information on how to contact the Compliance Officer is set forth under the heading “Information about the Compliance Officer.”

Persons subject to this policy

If you are an employee, officer, or director of the Company Group, then this policy applies to you.

It also applies to your family members who reside with you, anyone else who lives with you and any other person or entity whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). You are responsible for making sure that these other persons and entities comply with this policy.

In addition to this policy, the directors and executive officers of the Company and certain other designated persons who have access to material nonpublic information about the Company Group are subject to a supplemental policy that imposes additional restrictions on their trading in Company securities.

If you possess material nonpublic information regarding the Company Group at the time your employment or other services with the Company Group terminates, you remain subject to this policy until the information has been publicly announced by the Company or is no longer material.

Core trading and disclosure restrictions

The following trading and disclosure restrictions apply to all employees, officers, and directors of the Company Group:

●	If you have material nonpublic information regarding the Company Group, you must not trade or advise anyone else to trade in Company securities until such information has been publicly disclosed.

●
If you have material nonpublic information regarding any other company that you obtained from your employment or relationship with the Company Group, you must not trade or advise anyone else to trade in the securities of that other company until such information has been publicly disclosed.

●	You must not share material nonpublic information with people in the Company Group whose jobs do not require them to have the information.

●
You must not disclose any nonpublic information, material or otherwise, concerning the Company Group to anyone outside the Company Group unless required as part of your duties and the person receiving the information has a reason to know the information for Company Group business purposes.

Transactions covered by this policy

This policy applies to any purchase or sale of Company securities, including common stock, preferred stock, restricted stock, options to purchase common stock, any other type of securities that the Company may issue, as well as exchange-traded options, other derivative securities, and puts, calls, and short sales involving Company securities.

Notwithstanding this general rule, certain transactions under Company Group benefit plans are not prohibited by this policy. These transactions are discussed in this policy under the heading “Exceptions to this policy for certain transactions under Company Group benefit plans.”

Definition of material nonpublic information

Material information. Information about the Company is “material” if there is a substantial likelihood that a reasonable stockholder or investor would consider it important in making a decision to buy, sell, or hold Company securities, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of Company securities. Both positive and negative information may be material. Information that could be material about the Company includes:

●	earnings estimates (including changes of previously announced estimates)

●	a significant change in operations, projections or strategic plans

●	a potential merger or acquisition

●	a potential sale of significant assets or subsidiaries

●	the gain or loss of a major supplier or customer

●	a new product or discovery

●	a significant pricing change in products or services

●	a declaration of a split, a public or private securities offering by the Company or a change in Company distribution policies or amounts

●	a change in senior management

●	an actual or threatened major lawsuit or government agency investigation

Nonpublic information. Nonpublic information is information that is not generally available to the investing public. If you are aware of material nonpublic information, you may not trade until the information has been widely disclosed to the public (for example, through a press release or an SEC filing) and the market has had sufficient time to absorb the information. For purposes of this policy, information will generally be considered public after the closing of trading on either (i) two full trading days following the Company’s widespread public release of the information if no Company conference call is conducted during such two trading day period or (ii) if a Company conference call is conducted during the two full trading day period referred to in clause (i) relating to such information, one full trading day following such conference call to discuss such information. For example, if the Company issued a press release on a Tuesday and assuming there is no related Company conference call during such two full trading days, the first day that trading could occur would be on Friday. For further example, if the Company issued a press release on a Tuesday and there is a related Company conference call on Thursday, the first day that trading could occur would be on Monday.

If you are not sure whether information is material or nonpublic, consult with the Compliance Officer for guidance before engaging in any transaction in Company securities.

Unauthorized disclosure of information

You are prohibited from disclosing to anyone inside or outside the Company Group any nonpublic information obtained at or through the Company Group, except when such disclosure is part of your regular duties and is needed to enable the Company Group to carry out its business properly and effectively.

The Company is subject to laws that govern the timing of disclosures of material information  to  the  public and others. Only certain designated employees may discuss the Company with the news media, securities analysts and investors. All inquiries from outsiders regarding material nonpublic information about the Company should be forwarded to the “investor relations officer.” Accordingly, when an inquiry is made by an outsider, the following response will generally be appropriate:

“As to these types of matters, the Company’s spokesperson is Kevin Riley. If there is any comment, he would be the one to contact.”

The following procedures are appropriate in protecting the confidentiality of Company Group information:

●	avoid discussions of confidential matters in places where they might be overheard or otherwise disseminated

●	mark sensitive documents “confidential” and use sealed envelopes marked “confidential”

●	secure confidential documents and restrict the copying of sensitive documents

●	provide instructions to receptionists regarding outside inquiries

●	use code names for sensitive projects

●	use passwords to restrict computer access

●
do not use any Internet “chat rooms,” message boards, social networking websites or similar medium available to the public to post any unauthorized messages regarding the Company Group or its business, financial condition, employees, clients or other matters related to the Company Group.

Consequences of violating insider trading laws or this policy

The consequences of violating the securities laws or this policy can be severe. They include the following:

Civil and criminal penalties. If you violate the insider trading or tipping laws, you may be required to

●	pay civil penalties up to three times the profit made or loss avoided

●	pay a criminal penalty of up to $5 million

●	serve a jail term of up to 20 years.

In addition, the Company and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.

Discipline. If you violate this policy or insider trading or tipping laws, you may be subject to disciplinary action by the Company Group, up to and including termination for cause. A violation of Company Group policy is not necessarily the same as a violation of law and the Company Group may determine that specific conduct violates this policy, whether or not the conduct also violates the law. The Company Group is not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

Reporting Of Violations. Any employee, officer or director who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Compliance Officer.

Exceptions to this policy for certain transactions under Company Group plans

Certain transactions in Company securities under Company Group plans are not prohibited by this policy. These are:

Restricted Stock. This policy does not apply to the vesting of restricted stock. It also does not apply to your election to have the Company withhold shares of stock to satisfy tax withholding requirements to the extent that such election is either made during the Window Period or is otherwise approved by the Compliance Officer. This policy does apply, however, to sales of shares of stock received upon vesting of a restricted stock. For purposes of this policy, the term “Window Period” means the period commencing after the close of trading on the later of (i) two full trading days following the Company’s widespread public release of quarterly operating results and (ii) one full trading day following the Company’s conference call to discuss quarterly operating results for such quarter, if any, and ending at the close of trading on the 15th day of the third month of the fiscal quarter.

Stock Options. This policy does not apply to your exercise of an employee stock option. It also does not apply to your election to have the Company withhold shares of stock subject to an option to satisfy tax withholding requirements to the extent that such election is either made during the Window Period or is otherwise approved by the Compliance Officer. This policy does apply, however, to sales of shares of stock received upon exercise of an option, including any broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Phantom Stock. This policy does not apply to the vesting of phantom shares of stock. It also does not apply to your election to have the Company withhold shares of stock to satisfy tax withholding requirements to the extent that such election is either made during the Window Period or is otherwise approved by the Compliance Officer. This policy does apply, however, to sales of shares of stock received upon vesting of a phantom stock.

Stock Appreciation Rights. This policy does not apply to your exercise of a stock appreciation right so long as such exercise is made during the Window Period or is otherwise approved by the Compliance Officer. It also does not apply to your election to have the Company withhold shares of stock to satisfy tax withholding requirements to the extent that such election is either made during the Window Period or is otherwise approved by the Compliance Officer. This policy does apply, however, to sales of shares of stock received upon exercise of a stock appreciation right.

Rule 10b5-1 Trading Plans. This policy does not apply to trading in Company securities if the trades occur pursuant to a prearranged trading plan that complies with Rule 10b5-1(c) under the Securities Exchange Act of 1934 as well as any Company policies or guidelines concerning such plans and has been precleared by our Compliance Officer. Rule 10b5-1(c) provides an affirmative defense from insider trading liability for trades that occur pursuant to a prearranged “trading plan” that meets certain specified conditions. You must enter into the trading plan at a time when you were not aware of any material non-public information. In addition, the establishment and operation of the trading plan, as well as any modification or termination of the plan prior to its scheduled expiration date, must (a) comply with the requirements of Rule 10b5-1(c) and any Company policies or guidelines concerning such plans, and (b) be precleared by our Compliance Officer. In preclearing the establishment, operation, modification or termination of a trading plan, neither the Company nor the Compliance Officer will be responsible for determining whether the plan is in compliance with the provisions of Rule 10b5-1(c). Compliance with Rule 10b5-1(c) is solely your responsibility.

Post-Termination Transactions

This policy will continue to apply to you after your employment or service has terminated with the Company until such time as any material non-public information that you possessed when your service terminated has become public or is no longer material.

Information about the Compliance Officer

If you have a question about this policy or whether it applies to a particular transaction, contact the Compliance Officer for additional guidance. The Compliance Officer is Beth di Santo and her telephone number is +1-212-365-8677.

This document states a policy of Riley Exploration Permian, Inc. and is not intended to be regarded as the rendering of legal advice.

CERTIFICATION

I hereby acknowledge receipt of the Riley Exploration Permian, Inc. Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others and agree to abide by its terms and conditions.

Signature

Print Name

Date

Please return this Certification to Beth A. di Santo by email to bdisanto@disantolaw.com